Exhibit 99.3

U.S. Securities and Exchange Commission

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	Q1/08	2007
Return on Assets	0.75%	0.92%
ROE	20.8%	24.3%
Dividend Payout Ratio	54%	43%
Equity to Asset Ratio	3.89%	4.04%

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.